UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

United Capital Consultants, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

(CUSIP Number)

Clayton Patterson, 4806664116. 3210 East Coralbell Avenue, Mesa, AZ 85204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clayton Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,500,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

Common Stock issued by United Capital Consultants, Business Development/Management Consulting, 3210 East Coralbell Avenue, Mesa, AZ 85204

Item 2.	Identity and Background

(a)	Clayton Patterson

(b)	22224 N. 223rd Avenue, Surprise, AZ 85387

(c)	President/CEO of United Capital Consultants, 3210 East Coralbell Avenue, Mesa, AZ 85204

(d)	No

(e)	No

(f)	USA

Item 3.	Source and Amount of Funds or Other Considerations

Personal funds, $250 (stock purchased at par)

Item 4.	Purpose of Transaction

Obtained as part of a change of control in the company, intent to manage the business and its operations

Item 5.	Interest in Securities of the Issuer

(a)	2,500,000 shares of common stock, currently 49.9% of outstanding shares owned through Patterson Consolidated, LLC

(b)	2,500,000 shares of common stock, currently 49.9% of outstanding shares owned through Patterson Consolidated, LLC

(c)	Clayton Patterson purchased the above-mentioned shares at par

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8,2018
Dated

/s/ Clayton Patterson
Signature
Clayton Patterson
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).